SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Asia Premium Television Group, Inc.
 (Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Chen, Zengjie
No. 16 Room 402
E. Mei road 366
HongKou District
Shanghai, China
____________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

July 10, 2008
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Chen, Zengjie

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) S SOLE VOTING POWER
1,309,005
(8) S SHARED VOTING POWER
0
(9) S SOLE DISPOSITIVE POWER
1,309,005
(10) S SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,309,005

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24%

 (14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of  Asia Premium Telelevision Group, Inc., a Nevada corporation , with its address located at  Rm 602, 2 north Tuanjiehu  Street, Chaoyang District, Beijing, 100026, People's Republic Of China.

This Schedule 13D relates to the Share Exchange and Stock Purchase Agreement between ATVG,  pursuant to which Mr. Chen received 24 % of the outstanding common shares of the Issuers.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Chen Zengjie hereinafter sometimes referred to as the “Reporting Person.” Mr. Chen’s address is  No. 16 Room 402, E Mei Road 366, HongKou District, Shanghai, China.   Mr. Chen is an affiliate of Asian Premium Television Group, Inc. (ATVG)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the Peoples Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 18, 2008, NextMart Inc., transferred 134,005 shares of common stock to Mr. Chen Zengjie. The price is US$ 1.5 per share, and the aggregate consideration is US$ 201,007.50.

On July 10, 2008, CEC Unet Public Limited Company, an affiliate of ATVG, transferred 1,175,000 shares of common stocks to Mr. Chen, Zengjie.And the trasfer price is US$ 2.5 per share. The aggregate consideration is US$ 2,937,500.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of  1,309,005 shares of  the Issuer's common stock by the Reporting Person was pursuant to the Share Exchange and Stock Purchase Agreement between the Issuer Asia Premium Television Group, Inc. and its Shareholders.  The purpose of this transaction was for the Reporting Person to acquire 24 % of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 1,309,005  of the issued and outstanding common shares of the Issuer.  Such amount represented 24% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2008

Signature:

/s/ Chen Zengjie
Chen Zengjie